Exhibit 99.1

Ctrip Reports Unaudited First Quarter of 2015 Financial Results

Shanghai, China, May 13, 2015 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2015.

Highlights for the First Quarter of 2015

•                      Net revenues were RMB2.3 billion (US$373 million) for the first quarter of 2015, up 46% year-on-year.

•                      Accommodation reservation volume increased 60% year-on-year, and accommodation reservation revenues increased 45% year-on-year, reaching RMB952 million (US$154 million) for the first quarter of 2015.

•                      Transportation ticketing volume increased 104% year-on-year, and transportation ticketing revenues increased 46% year-on-year, reaching RMB948 million (US$153 million) for the first quarter of 2015.

•                      Gross margin was 70% for the first quarter of 2015, compared to 72% in the same period in 2014, and 69% in the previous quarter.

•                      Net Loss attributable to Ctrip’s shareholders was RMB126 million (US$20 million) for the first quarter of 2015, compared to net income attributable to Ctrip’s shareholders of RMB115 million (US$19 million) in the same period in 2014. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB33 million (US$5 million), compared to net income attributable to Ctrip’s shareholders of RMB237 million (US$38 million) in the same period in 2014.

•                      Diluted earnings per ADS were RMB-0.90 (US$-0.15) for the first quarter of 2015. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB0.23 (US$0.04) for the first quarter of 2015.

•                      Share-based compensation charges were RMB159 million (US$26 million), accounting for 7% of the net revenues, or RMB1.13 (US$0.19) per ADS for the first quarter of 2015.

“We are pleased with the strong results delivered in the first quarter of 2015,” said James Liang, Chairman of the Board and Chief Executive Officer of Ctrip. “Accommodation reservation and transportation ticketing services reached 60% and 104% year-over-year growth in volume, respectively. Total air tickets sold increased 64% on a yearly basis, a new record high. The investments that we have made over the past few years continue to gain strong momentum and the majority of our new initiatives grew 200%~800% year-over-year in the first quarter. Cumulative mobile app downloads reached approximately 800 million by the end of first quarter, an increase of over 550% from a year ago. Mobile channels accounted for around 70% of total online transactions this quarter. We look forward to seeing greater achievements in the coming quarters with our growth strategy and solid execution in technology, products and services.”

First Quarter of 2015 Financial Results and Business Updates

For the first quarter of 2015, Ctrip reported total revenues of RMB2.4 billion (US$394 million), representing a 46% increase from the same period in 2014. Total revenues for the first quarter of 2015 increased by 21% from the previous quarter.

Accommodation reservation revenues amounted to RMB952 million (US$154 million) for the first quarter of 2015, representing a 45% increase year-on-year, primarily driven by an increase of 60% in accommodation reservation volume. Accommodation reservation revenues increased by 13% quarter-on-quarter.

Transportation ticketing revenues for the first quarter of 2015 were RMB948 million (US$153 million), representing a 46% increase year-on-year, primarily driven by an increase of 104% in ticketing volume. Transportation ticketing revenues increased by 23% quarter-on-quarter.

Packaged-tour revenues for the first quarter of 2015 were RMB396 million (US$64 million), representing a 53% increase year-on-year, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenues increased by 70% quarter-on-quarter, primarily due to seasonality.

Corporate travel revenues for the first quarter of 2015 were RMB93 million (US$15 million), representing a 31% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues decreased by 14% quarter-on-quarter, primarily due to seasonality.

For the first quarter of 2015, net revenues were RMB2.3 billion (US$373 million), representing a 46% increase from the same period in 2014. Net revenues for the first quarter of 2015 increased by 21% from the previous quarter.

Gross margin was 70% for the first quarter of 2015, compared to 72% in the same period in 2014 and 69% in the previous quarter.

Product development expenses for the first quarter of 2015 increased by 83% to RMB808 million (US$130 million) from the same period in 2014, primarily due to an increase in product development personnel related expenses. Product development expenses for the first quarter of 2015 increased by 2% from the previous quarter. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 32% of the net revenues, increased from 25% in the same period in 2014 and decreased from 39% in the previous quarter.

Sales and marketing expenses for the first quarter of 2015 increased by 68% to RMB723 million (US$117 million) from the same period in 2014, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses for the first quarter of 2015 increased by 2% from the previous quarter. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 30% of the net revenues, increased from 26% in the same period in 2014 and decreased from 36% in the previous quarter.

General and administrative expenses for the first quarter of 2015 increased by 36% to RMB259 million (US$42 million) from the same period in 2014 primarily due to an increase in amortization expenses for intangible assets of newly acquired entities. General and administrative expenses for the first quarter of 2015 increased by 11% from the previous quarter, primarily due to an increase in administrative personnel related expenses and amortization expenses for intangible assets of newly acquired entities. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, remained consistent with the same period in 2014 and decreased from 9% in the previous quarter.

Loss from operations for the first quarter of 2015 was RMB180 million (US$29 million), compared to income from operations of RMB71 million (US$11 million) in the same period in 2014 and loss from operations of RMB401 million (US$65 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), loss from operations was RMB21 million (US$3 million), compared to income from operations of RMB193 million (US$31 million) in the same period in 2014 and loss from operations of RMB274 million (US$44 million) in the previous quarter.

Operating margin was -8% for the first quarter of 2015, compared to 4% in the same period in 2014, and -21% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was -1%, compared to 12% in the same period in 2014 and -14% in the previous quarter.

Income tax expense for the first quarter of 2015 was RMB6 million (US$1 million), compared to income tax expense of RMB47 million (US$8 million) in the same period of 2014 and income tax benefit of RMB13 million (US$2 million) in the previous quarter.

Net loss attributable to Ctrip’s shareholders for the first quarter of 2015 was RMB126 million (US$20 million), compared to net income attributable to Ctrip’s shareholders of RMB115 million (US$19 million) in the same period in 2014 and net loss attributable to Ctrip’s shareholders of RMB224 million (US$36 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB33 million (US$5 million), compared to net income attributable to Ctrip’s shareholders of RMB237 million (US$38 million) in the same period in 2014 and net loss attributable to Ctrip’s shareholders of RMB98 million (US$16 million) in the previous quarter.

Diluted earnings per ADS were RMB-0.90 (US$-0.15) for the first quarter of 2015. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB0.23 (US$0.04) for the first quarter of 2015.

As of March 31, 2015, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB12.0 billion (US$1.9 billion).

Business Outlook

For the second quarter of 2015, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 45-50%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on May 13, 2015 (or 8:00AM on May 14, 2015 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.219.3192, International dial-in number +1.617.597.5412, Passcode 112 582 42#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PCC7UULCK

A telephone replay of the call will be available after the conclusion of the conference call until May 20, 2015.  The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 60671293.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2015 and 2014. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12229
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	5,300,887,799	4,311,369,022	695,494,277
Restricted cash	836,394,951	865,772,402	139,663,236
Short-term investment	6,438,854,587	6,842,571,354	1,103,818,576
Accounts receivable, net	1,826,765,949	2,210,788,815	356,636,363
Prepayments and other current assets	2,480,276,272	2,315,730,652	373,565,196
Deferred tax assets, current	193,503,366	255,928,867	41,285,508

Total current assets	17,076,682,924	16,802,161,112	2,710,463,156

Long-term deposits and prepayments	306,661,011	310,789,896	50,135,489
Land use rights	104,568,868	103,785,228	16,742,253
Property, equipment and software	5,220,626,461	5,257,015,252	848,042,467
Investment	5,318,756,447	5,203,328,079	839,381,849
Goodwill	1,892,507,708	2,560,115,471	412,988,461
Intangible assets	668,202,371	998,373,386	161,053,942
Other long-term receviables	702,911,223	708,285,655	114,258,050

Total assets	31,290,917,013	31,943,854,079	5,153,065,667

LIABILITIES
Current liabilities:
Short-term Debt *	3,560,488,641	3,115,803,370	502,630,000
Accounts payable	2,304,111,525	3,517,158,340	567,375,115
Salary and welfare payable	525,157,105	519,344,190	83,778,705
Taxes payable	339,452,319	429,769,608	69,328,861
Advances from customers	3,937,477,522	3,375,465,619	544,517,764
Accrued liability for customer reward program	430,852,908	498,639,966	80,438,775
Other payables and accruals	1,617,162,761	1,635,657,733	263,858,319

Total current liabilities	12,714,702,781	13,091,838,826	2,111,927,539

Deferred tax liabilities, non-current	132,506,644	201,661,814	32,531,346
Long-term Debt	8,065,980,000	8,058,700,000	1,300,000,000

Total liabilities	20,913,189,425	21,352,200,640	3,444,458,885

SHAREHOLDERS’ EQUITY
Share capital	3,085,272	3,107,849	501,347
Additional paid-in capital	4,828,021,816	5,073,415,053	818,424,754
Statutory reserves	134,098,747	134,098,747	21,632,319
Accumulated other comprehensive income	443,579,376	323,899,274	52,250,246
Retained Earnings	5,726,024,997	5,600,038,316	903,377,693
Treasury stock	(1,605,630,913)	(1,605,630,913)	(259,014,504)

Total Ctrip’s shareholders’ equity	9,529,179,295	9,528,928,326	1,537,171,855

Noncontrolling interests	848,548,293	1,062,725,113	171,434,927

Total shareholders’ equity	10,377,727,588	10,591,653,439	1,708,606,782

Total liabilities and shareholders’ equity	31,290,917,013	31,943,854,079	5,153,065,667

* Short-term Debt represents short-term borrowings from commercial banks and Convertible Senior Notes which may be redemeed within one year

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Accommodation reservation **	656,662,297	841,899,849	951,779,930	153,537,656
Transportation ticketing ***	651,065,201	773,696,894	947,907,791	152,913,017
Packaged tour	259,220,548	233,363,600	395,912,244	63,867,115
Corporate travel	70,956,329	108,149,606	92,713,417	14,956,189
Others	35,268,438	63,296,892	54,989,178	8,870,653

Total revenues	1,673,172,813	2,020,406,841	2,443,302,560	394,144,630

Less: business tax and related surcharges	(91,384,691)	(107,108,067)	(128,526,318)	(20,733,395)

Net revenues	1,581,788,122	1,913,298,774	2,314,776,242	373,411,235

Cost of revenues	(449,411,887)	(583,612,903)	(704,606,314)	(113,664,513)

Gross profit	1,132,376,235	1,329,685,871	1,610,169,928	259,746,722

Operating expenses:
Product development *	(440,653,457)	(789,187,599)	(808,446,542)	(130,415,638)
Sales and marketing *	(429,548,555)	(707,201,365)	(722,504,606)	(116,551,800)
General and administrative *	(191,227,092)	(234,203,387)	(259,486,138)	(41,859,354)

Total operating expenses	(1,061,429,104)	(1,730,592,351)	(1,790,437,286)	(288,826,792)

Income/(loss) from operations	70,947,131	(400,906,480)	(180,267,358)	(29,080,070)

Interest income ****	92,166,471	57,159,146	62,633,910	10,103,873
Interest expense ****	(32,998,931)	(50,487,030)	(53,078,347)	(8,562,405)
Other (expense)/income	(14,298,252)	45,500,152	(15,496,474)	(2,499,834)

Income/(loss) before income tax expense and equity in income	115,816,419	(348,734,212)	(186,208,269)	(30,038,436)

Income tax (expense)/benefit	(46,686,845)	13,379,084	(6,289,394)	(1,014,582)
Equity in income of affiliates	19,231,991	38,233,823	9,391,560	1,515,012

Net income/(loss)	88,361,565	(297,121,305)	(183,106,103)	(29,538,006)

Less: Net loss attributable to noncontrolling interests	26,990,188	72,696,599	57,119,422	9,214,296

Net income/(loss) attributable to Ctrip’s shareholders	115,351,753	(224,424,706)	(125,986,681)	(20,323,710)

Comprehensive loss attributable to Ctrip’s shareholders	(180,401,468)	(322,594,544)	(245,666,783)	(39,630,067)

Earnings per ordinary share
- Basic	3.39	(6.41)	(3.58)	(0.58)
- Diluted	3.00	(6.41)	(3.58)	(0.58)

Earnings per ADS
- Basic	0.85	(1.60)	(0.90)	(0.15)
- Diluted	0.75	(1.60)	(0.90)	(0.15)

Weighted average ordinary shares outstanding
- Basic	33,994,500	35,032,648	35,178,644	35,178,644
- Diluted	39,496,370	35,032,648	35,178,644	35,178,644

* Share-based compensation charges included are as follows:
Product development	44,381,634	50,677,920	69,471,054	11,206,816
Sales and marketing	12,995,817	15,049,518	17,634,267	2,844,695
General and administrative	64,266,792	60,880,262	71,805,377	11,583,381

** Accommodation reservation revenues mainly represent revenues from reservations of hotels, hostels, vacation rentals and other accommodation related services.

*** Transportation ticketing revenues mainly represent revenues from reservations of air tickets, railway tickets and other transportation related services.

**** Interest expenses are separately presented and have been reclassified from interest income, net with no effect on net income or retained earnings.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended March 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(808,446,542)	35%	69,471,054	3%	(738,975,488)	32%
Sales and marketing	(722,504,606)	31%	17,634,267	1%	(704,870,339)	30%
General and administrative	(259,486,138)	11%	71,805,377	3%	(187,680,761)	8%
Total operating expenses	(1,790,437,286)	77%	158,910,698	7%	(1,631,526,588)	70%

Income/(loss) from operations	(180,267,358)	-8%	158,910,698	7%	(21,356,660)	-1%

Net income/(loss) attributable to Ctrip’s shareholders	(125,986,681)	-5%	158,910,698	7%	32,924,017	2%

Diluted earnings per ordinary share (RMB)	(3.58)		4.52		0.94

Diluted earnings per ADS (RMB)	(0.90)		1.13		0.23

Diluted earnings per ADS (USD)	(0.15)		0.19		0.04

	Quarter Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(789,187,599)	41%	50,677,920	3%	(738,509,679)	39%
Sales and marketing	(707,201,365)	37%	15,049,518	1%	(692,151,847)	36%
General and administrative	(234,203,387)	12%	60,880,262	3%	(173,323,125)	9%
Total operating expenses	(1,730,592,351)	90%	126,607,700	7%	(1,603,984,651)	84%

Income from operations	(400,906,480)	-21%	126,607,700	7%	(274,298,780)	-14%

Net income attributable to Ctrip’s shareholders	(224,424,706)	-12%	126,607,700	7%	(97,817,006)	-5%

Diluted earnings per ordinary share (RMB)	(6.41)		3.61		(2.80)

Diluted earnings per ADS (RMB)	(1.60)		0.90		(0.70)

Diluted earnings per ADS (USD)	(0.26)		0.15		(0.11)

	Quarter Ended March 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(440,653,457)	28%	44,381,634	3%	(396,271,823)	25%
Sales and marketing	(429,548,555)	27%	12,995,817	1%	(416,552,738)	26%
General and administrative	(191,227,092)	12%	64,266,792	4%	(126,960,300)	8%
Total operating expenses	(1,061,429,104)	67%	121,644,243	8%	(939,784,861)	59%

Income from operations	70,947,131	4%	121,644,243	8%	192,591,374	12%

Net income attributable to Ctrip’s shareholders	115,351,753	7%	121,644,243	8%	236,995,996	15%

Diluted earnings per ordinary share (RMB)	3.00		3.08		6.08

Diluted earnings per ADS (RMB)	0.75		0.77		1.52

Diluted earnings per ADS (USD)	0.12		0.12		0.24

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.199 on March 31, 2015 published by the Federal Reserve Board.